SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 September 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX
99.1	Publication of Final Terms dated 09 September 2025

Exhibit No: 99.1

9 September 2025

InterContinental Hotels Group PLC
Publication of Notes Issuance Final Terms

The following final terms are available for viewing:

-     Final Terms dated 8 September 2025 in respect of an issue of €850,000,000 3.375 per cent. Notes due 10 September 2030 (the "Notes") by IHG Finance LLC (the "Issuer") (the "Final Terms"), unconditionally and irrevocably guaranteed by Six Continents Limited, InterContinental Hotels Limited and InterContinental Hotels Group PLC (together, the
      "Guarantors"), and issued under the £4,000,000,000 Euro Medium Term Note Programme established by InterContinental Hotels Group PLC and the Issuer.

The Final Terms must be read in conjunction with the Base Prospectus dated 15 August 2025, including all documents incorporated by reference (the "Base Prospectus"), which constitutes a base prospectus for the purposes of Article 8 of the UK Prospectus Regulation. Full information on the Issuer and the Guarantors and in respect of the Notes is only available on the basis of the combination of the Base Prospectus and the Final Terms.

To view the full Final Terms, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/6405Y_1-2025-9-9.pdf

A copy of the Final Terms will also be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

DISCLAIMER - INTENDED ADDRESSEES:

The distribution of the Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Access to this document is provided for information and reference purposes only and does not constitute an offer or the solicitation of any offer or sale by the Issuer or Guarantors in any way.

In particular, the Base Prospectus and the Final Terms in respect of the Notes do not constitute an offer of securities for sale in the United States of America (the "U.S."). The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the U.S. and may not be offered, sold or delivered within the U.S. or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the securities laws of the applicable state or other jurisdiction of the U.S.

Your right to access this service is conditional upon complying with the above requirement.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than 6,600 open hotels in over 100 countries, and a development pipeline of over 2,200 properties.

●         Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●         Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●         Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

●         Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

●         Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	09 September 2025